IGG INTERNATIONAL
Science For A New World



May 7, 1997



John G. Webster, CPA
Williams & Webster, P.S.
Seafirst Financial Center
Suite 1970
Spokane, WA   99201-0611

Dear John

It has been a pleasure working with your organization. You and your staff have acted in a professional manner throughout our two year involvement. However, at this time we have made the decision to terminate our business relationship and have engaged the services of Arthur Andersen, LLP in Boston, MA. The reason for this change is due to the distance between our two firms, Arthur Andersen, LLP is located near our office.

Therefore, please accept this letter as our official notice of termination.

Kind Regards,

IGG International, Inc.

/s/ Bradley J. Carver
    President


IGG International, Inc.
One Kendall Square, Building 300
Cambridge, MA 02139
Phone: 617/621-3133
Fax: 617/621-0920